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                                  Exhibit 3.2
  First Amendment to the Articles of Incorporation of InterWest Bancorp, Inc.









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                FIRST AMENDMENT TO THE ARTICLES OF INCORPORATION
                           OF INTERWEST BANCORP, INC.



         Articles of Amendment of the Articles of Incorporation of InterWest Bancorp, Inc., a Washington corporation (the "corporation"), are hereby executed by the corporation pursuant to the provisions of Title 23B RCW, Title 32 RCW, and the Articles of Incorporation and Bylaws of the corporation as follows:

         NAME OF THE CORPORATION.
         The name of the corporation is InterWest Bancorp, Inc.

         AMENDMENT.

         The following amendment has been adopted by the corporation:

         ARTICLE IV.

         ARTICLE IV is amended to read as follows:

         ARTICLE IV. CAPITAL STOCK. The total number of shares of all classes of capital stock which the corporation has authority to issue is 30,000,000 shares of common stock of no par value. The consideration for the issuance of any such shares shall be paid in full before their issuance, which consideration shall be determined by the Board of Directors, subject only to any limitations imposed by law at the time of such issuance. Upon payment of such consideration in exchange for which the Board of Directors has authorized the issuance of any such shares, the shares issued shall be fully paid and nonassessable. Upon authorization by the Board of Directors, the corporation may issue its own shares in exchange for or in conversion of its outstanding shares or distribute its own shares, pro rata to its shareholders or the shareholders of one or more classes or series, to effectuate stock dividends or splits, and any such transaction shall not require consideration.

         The holders of the common stock shall exclusively possess all voting power. Each holder of shares of common stock shall be entitled to one vote for each share held by such holder, and there shall be no right to cumulate votes for the election of directors or for any other purpose. Each share of common stock shall have the same relative rights as and be identical in all respects with all the other shares of common stock.

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         The foregoing amendment was adopted by more than a majority vote of a quorum of the Board of Directors of the corporation, without shareholder action, at a regular board meeting held on July 21, 1996, at which a quorum was present and voting. Shareholder action was not required under RCW 23B.10.020(1) and (4), RCW 32.32.490(2)(a) and (c), and the Articles of Incorporation and Bylaws of the corporation.


         DATED this 21st day of July, 1998.




                                               /s/ B.R. Beeksma
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                                               B.R. Beeksma, Chairman

Attested by:







/s/ Margaret Mordhorst
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Margaret Mordhorst, Secretary